UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
MERITOR, INC.
 (Name of Issuer)
Common Stock, $1.00 par value per share
 (Title of Class of Securities)
59001K100
 (CUSIP Number)
Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 8, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 59001K100		Page 2 of 6 Pages

1.	Names of Reporting Persons. GLENVIEW CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,137,035 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,137,035 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,137,035 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.70% (2)
14.	Type of Reporting Person: OO

(1) Includes 4,929,600 Shares (as defined herein) underlying Call Options (as defined herein).  The Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days.  Notwithstanding the foregoing, based on Rule 13d-3(d) under the Act (as defined herein), such Shares underlying the Call Options have been included in the Reporting Person’s reported beneficial ownership as of the date of this Schedule 13D.
(2) Based on a total of 82,579,930 Shares outstanding as of July 30, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed July 31, 2019.

SCHEDULE 13D
CUSIP No. 59001K100		Page 3 of 6 Pages

1.	Names of Reporting Persons. LARRY ROBBINS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,137,035 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,137,035 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,137,035 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.70% (2)
14.	Type of Reporting Person: IN, HC

(1) Includes 4,929,600 Shares underlying Call Options.  The Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days.  Notwithstanding the foregoing, based on Rule 13d-3(d) under the Act, such Shares underlying the Call Options have been included in the Reporting Person’s reported beneficial ownership as of the date of this Schedule 13D.
(2) Based on a total of 82,579,930 Shares outstanding as of July 30, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed July 31, 2019.

SCHEDULE 13D
CUSIP No. 59001K100		Page 4 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to  Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Common Stock, $1.00 par value per share (the “Shares”), of Meritor, Inc. (the “Company”), whose principal executive offices are located at 2135 West Maple Road, Troy, Michigan 48084.
Item 2.	Identity and Background

(a-c,f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”); and

ii) Larry Robbins (“Mr. Robbins”).

This Statement relates to Shares and Call Options (as defined herein) to acquire Shares held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”), and Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund” and, together with Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners and Glenview Capital Opportunity Fund, the “Glenview Funds”).
Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares and Call Options reported herein by the Reporting Persons were derived from general working capital of the Glenview Funds, which may have included margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  The Reporting Persons have not made any purchases of Shares or Call Options since the filing of their most recent Schedule 13G, filed with the SEC on February 14, 2019.

SCHEDULE 13D
CUSIP No. 59001K100		Page 5 of 6 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares and Call Options for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons intend to engage in discussions with the Company and the Company’s management and board of directors, other shareholders of the Company and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance, board composition and the future of the Company.  Glenview Capital Management has entered into a customary confidentiality agreement with the Company in order to facilitate these discussions.
The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Company and the Company’s management and the board of directors, other shareholders of the Company and other interested parties.
The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of 12,137,035 Shares, which amount consists of 7,207,435 Shares over which Glenview Capital Management and Mr. Robbins share voting and investment power, and 4,929,600 Shares underlying 49,296 Call Options that cannot be exercised within 60 days.  As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of approximately 14.70% of the total number of Shares outstanding.  The beneficial ownership percentage is based on a total of 82,579,930 Shares outstanding as of July 30, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed July 31, 2019.
The 12,137,035 Shares reported herein consists of: (A) 262,236 Shares held for the account of Glenview Capital Partners; (B) 124,300 Shares underlying 1,243 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Partners; (C) 3,114,183 Shares held for the account of Glenview Capital Master Fund; (D) 1,524,300 Shares underlying 15,243 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Master Fund; (E) 670,798 Shares held for the account of Glenview Institutional Partners; (F) 515,100 Shares underlying 5,151 Call Options that cannot be exercised within 60 days held for the account of Glenview Institutional Partners; (G) 1,774,156 Shares held for the account of Glenview Capital Opportunity Fund; (H) 1,230,000 Shares underlying 12,300 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Opportunity Fund; (I) 1,386,062 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (J) 1,535,900 Shares underlying 15,359 Call Options that cannot be exercised within 60 days held for the account of Glenview Offshore Opportunity Master Fund.

SCHEDULE 13D
CUSIP No. 59001K100		Page 6 of 6 Pages

As described further in Item 6 below, the Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days.  Notwithstanding the foregoing, based on Rule 13d-3(d) under the Act, the Reporting Persons began including the Shares underlying the Call Options in their reported beneficial ownership as of the date of this Schedule 13D.  Pursuant to Rule 13d-4 under the Act, the Reporting Persons disclaim beneficial ownership over the Shares underlying the Call Options, and the inclusion of the Call Options in this Schedule 13D should not be construed as an admission that the Reporting Persons are, for purposes of section 13(d) or 13(g) of the Act, the beneficial owners of any Shares underlying the Call Options.
(c)  There have been no transactions in Shares, or derivatives thereon, by the Reporting Persons during the past 60 days.
(d) The Glenview Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and Call Options covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.
(e) This Item 5(e) is not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.
Between November 14, 2017 and January 29, 2019, the Reporting Persons purchased in the over-the-counter market, and currently hold, an aggregate of 49,296 European-style zero-strike call options that are exercisable for 4,929,600 Shares (“Call Options”) and have an expiration date of February 5, 2020.  These Call Options are not exercisable until their expiration date of February 5, 2020. The Call Options agreement does not give the Reporting Persons direct or indirect voting power or investment power over the Shares underlying the Call Options.
Except as otherwise described herein, including the Joint Filing Agreement filed as Exhibit A to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Power of Attorney

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

October 18, 2019

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Meritor, Inc., dated as of October 18, 2019 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.
GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

October 18, 2019

EXHIBIT B

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENT, that I, Larry Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.
IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.
/s/ Larry Robbins

Larry Robbins